================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                         (Amendment No. ____________)*


                                NETRATINGS, INC.
                                -----------------
                                (Name of Issuer)


                          COMMON STOCK $0.001 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)


                                   64116M-10-8
                                 --------------
                                 (CUSIP Number)


                                STEPHEN J. BOATTI
                          NIELSEN MEDIA RESEARCH, INC.
                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 708-7004
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 21, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

CUSIP NO. 64116M-10-8    SCHEDULE 13D


================================================================================
 1.          NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
             PERSONS (ENTITIES ONLY)

                      Nielsen Media Research, Inc. (EIN: 06-1450569)

--------------------------------------------------------------------------------
 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
             GROUP*                                   (a)[ ]

                                                      (b)[ ]

--------------------------------------------------------------------------------
 3.          SEC USE ONLY

--------------------------------------------------------------------------------
 4.          SOURCE OF FUNDS

             WC AF

--------------------------------------------------------------------------------
 5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
 6.          CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

================================================================================
================================================================================
NUMBER OF                       7.          SOLE VOTING POWER
SHARES OWNED
BY EACH                                               0
REPORTING
PERSON WITH                  ---------------------------------------------------
                                8.          SHARED VOTING POWER


                                             18,832,727

                             ---------------------------------------------------
                                9.          SOLE DISPOSITIVE POWER

                                                      0

                             ---------------------------------------------------
                                10.         SHARED DISPOSITIVE POWER

                                             18,832,727

================================================================================
================================================================================
 11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

               18,832,727

--------------------------------------------------------------------------------
 12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*
                                                  [ ]
--------------------------------------------------------------------------------
 13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               58.7%

--------------------------------------------------------------------------------
 14.           TYPE OF REPORTING PERSON*

               CO

================================================================================

CUSIP NO. 64116M-10-8    SCHEDULE 13D


================================================================================

1.           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             (ENTITIES ONLY)

             VNU N.V.

--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A
             GROUP*                                   (a) [ ]

                                                      (b) [ ]

--------------------------------------------------------------------------------
3.           SEC USE ONLY

--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS

             BK

--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The Netherlands

================================================================================
================================================================================
NUMBER OF                        7.         SOLE VOTING POWER
SHARES OWNED
BY EACH                                              0
REPORTING
PERSON WITH                  ---------------------------------------------------
                                 8.         SHARED VOTING POWER


                                            18,832,727

                             ---------------------------------------------------
                                 9.         SOLE DISPOSITIVE POWER

                                                     0

                             ---------------------------------------------------
                                10.         SHARED DISPOSITIVE POWER

                                            18,832,727

================================================================================
================================================================================
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

               18,832,727

--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*
                                                               [ ]
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               58.7%

--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON*

               CO

================================================================================

ITEM 1 SECURITY AND ISSUER

     This statement of beneficial ownership on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of NetRatings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 830 Hillview Court, Suite 225, Milpitas, California 95035.

ITEM 2 IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Nielsen Media Research, Inc., a Delaware corporation ("NMR"), and VNU N.V., a Netherlands corporation ("VNU", and, together with NMR, the "Reporting Persons"). A copy of the Joint Filing Agreement between the Reporting Persons is annexed hereto as Exhibit 1.

     NMR's principal business and office address is 299 Park Avenue, New York, New York 10171. NMR is principally engaged in the business of providing television audience measurement and related services in the United States and Canada.

     VNU's principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, P.O. Box 1, 2000MA Haarlem, The Netherlands. The telephone number of VNU at such location is 011 31 23 546 3463. VNU is principally engaged in the business of publishing consumer magazines, newspapers, telephone directories and educational materials, and providing other information services in various markets around the world. VNU indirectly owns 100% of the voting stock of NMR.

     NMR is a wholly-owned subsidiary of VNU USA, Inc. ("VNU USA"), which in turn is a wholly-owned subsidiary of VNU. VNU USA's principal business and office address is 1515 Broadway, New York, New York 10036. The telephone number of VNU USA at such location is (212) 536-6700. VNU USA conducts VNU's business operations in the United States, including publishing and information services activities.

     Schedule A sets forth, with respect to each executive officer and director of the Reporting Persons (hereinafter, the "Related Persons"), such person's name, business address and present principal employment, the name and address of any corporation or other organization in which such employment is conducted and such person's citizenship.

     Neither the Reporting Persons, VNU USA nor, to the best knowledge of the Reporting Persons, any of the Related Persons, has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 SOURCE AND AMOUNT OF CONSIDERATION

     The funds for NMR's purchase of Series C and Series D Preferred Stock of the Issuer described in Item 4 below were obtained from NMR's working capital. VNU and an affiliate of VNU borrowed the funds used to purchase the Common Stock through exercise of the Warrants and the Top-Off Right (as described in Item 4 below) under a Revolving Credit Facility Agreement dated as of August 15, 1999 with ABN-AMRO Bank ("ABN") and Merrill Lynch International as arrangers, ABN as agent and the banks from time to time parties thereto. VNU and the affiliate of VNU advanced such funds to NMR to fund the purchase of the Common Stock by NMR.

ITEM 4 PURPOSE OF TRANSACTION

     In August 1998, the Issuer entered into a strategic relationship with NMR to develop and market Internet audience measurement products and services in the United States and Canada under the "Nielsen//NetRatings" brand and using the technology of the Issuer combined with the proprietary panel methodology of NMR. In March 1999, the Issuer launched the Nielsen//NetRatings product and service offerings. In August 1999, NMR made an equity investment in the Issuer and entered into an operating agreement (the "Operating Agreement") and certain related agreements with the Issuer to govern the terms of this strategic relationship.

     The Operating Agreement may be terminated (i) by the mutual consent of the parties; or (ii) by either party (A) upon the material breach of the Operating Agreement by the other party, which remains uncured 30 days after written notice thereof or (B) if NMR's equity in the Issuer falls below 5% of the Issuer's outstanding Common Stock on a fully-diluted basis (i.e., assuming full exercise or conversion of all outstanding options, warrants and convertible securities).

     In connection with this strategic relationship, on August 15, 1999, the Issuer issued 2,886,188 shares of Series C Preferred Stock to NMR at a price of $3.1183 per share pursuant to a Series C Preferred Stock Purchase Agreement dated as of August 5, 1999. On September 22, 1999, the Issuer issued 402,567 shares of Series D Preferred Stock to NMR at a price of $3.1395 per share pursuant to a Series D Preferred Stock Purchase Agreement dated as of September 22, 1999. All shares of Series C and Series D Preferred Stock were automatically converted into 1,644,378 shares of Common Stock upon the effectiveness of the initial public offering (the "IPO") of the Common Stock, which IPO occurred on December 8, 1999, at a price of $17.00 per share. Effective immediately prior to the IPO, the Issuer effected a one-for-two reverse stock split of its Common Stock. All references to shares of Common Stock contained in this Schedule 13D reflect such reverse stock split.

     On August 15, 1999, the Issuer also granted NMR two warrants to purchase shares of Common Stock. The first warrant was exercisable for 553,054 shares of Common Stock at an exercise price of $7.20 per share (the "First Warrant"). The second warrant was exercisable for 6,000,000 shares of Common Stock at an exercise price of $12.00 per share or 60% of the price at which shares of Common Stock were sold in the IPO, whichever was lower (the "Second Warrant" and, together with the First Warrant, the "Warrants").

     Pursuant to Addendum No. 1 to Second Restated Rights Agreement dated as of September 22, 1999 (which amended and restated Addendum No. 1 to Restated Rights

Agreement dated August 15, 1999) among the Issuer, NMR and certain stockholders of the Issuer (the "Rights Addendum"), NMR was granted the right (the "Top-Off Right"), for so long as it owns at least 5.0% of the issued and outstanding Common Stock on a fully-diluted basis, to purchase from the Issuer, concurrently with any initial public offering of its Common Stock, that number of additional shares of Common Stock as may be necessary to cause the number of shares of Common Stock beneficially owned by NMR (including all shares underlying the Warrants) to increase to an amount which, after giving effect to such initial public offering, is equal to but not greater than 54.0% of the issued and outstanding shares of Common Stock on a fully-diluted basis upon the closing of such initial public offering at a price per share equal to the initial public offering price. The Rights Addendum further provides that a portion of the shares issuable in connection with the Top-Off Right could be satisfied by the purchase by NMR of shares of Common Stock owned by certain stockholders of the Issuer.

     On October 26, 1999, NMR notified the Issuer that it intended to exercise its Top-Off Right in connection with the IPO (the "Top-Off Notice"). On November 9, 1999, the Issuer and NMR entered into an Agreement (the "Top-Off Agreement") pursuant to which NMR agreed to exercise the Warrants and the Top-Off Right in full in accordance with their respective terms such that NMR would own at least 52% of the Issuer's issued and outstanding shares of Common Stock on a fully-diluted basis determined as of the closing date of the IPO, upon the later to occur of (i) the closing of the IPO and (ii) the date on which all filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, had been satisfied (such date is referred to as the "Control Date"). The Control Date occurred on December 19, 1999 and NMR and the Issuer agreed that the closing under the Top-Off Agreement should occur on December 21, 1999 (the "Closing Date").

     Accordingly, on December 21, 1999, the Issuer and NMR entered into a Closing Agreement to set forth the closing procedures for the additional investment by NMR in the Issuer pursuant to the Top-Off Notice, NMR's exercise of the Warrants and the Top-Off Agreement (the "Closing Agreement"). The Closing Agreement specified that the number of shares of Common Stock to be acquired by NMR from other stockholders of the Issuer under the Top-Off Right would be 595,555 shares for an aggregate purchase price of $10,124,435. Thus, on the Closing Date, NMR paid the aggregate amount of $245,981,999 to the Issuer, including $10,124,435 for the account of the selling stockholders named in the Closing Agreement, and became the beneficial owner of an additional 17,188,349 shares of Common Stock, representing all shares issuable to NMR under the Top-Off Right and the Warrants. As a result, on the Closing Date, NMR became the beneficial owner of 18,832,727 shares of Common Stock in the aggregate.

     Pursuant to Addendum No. 1 to Second Restated Stockholders Agreement dated September 22, 1999 (which amended and restated Addendum No. 1 to Restated Stockholders Agreement dated August 15, 1999), the Issuer agreed, effective as of August 15, 1999, to increase the size of its board of directors (the "Board") from four to five members, and NMR was granted the right to nominate one representative to the Board. David H. Harkness, an NMR designee, was appointed to the Board on September 21, 1999. Further, immediately upon NMR's exercise in full of the Second

Warrant, the Issuer would have been obligated to increase the size of its Board from five to six members, and NMR would have been entitled to appoint an additional representative on the Board. However, in view of NMR's exercise in full of the Top-Off Right and the Warrants, the Issuer agreed, under the terms of the Top-Off Agreement, to increase the Board from six to eleven members prior to effectiveness of the IPO and, upon the closing of the exercise of the Top-Off Right and the Warrants on the Closing Date, to cause six members of the Board to be the designees of NMR. Accordingly, pursuant to these provisions, on December 20, 1999, the Board resolved to increase the size of the Board to eleven members and to appoint John A. Dimling, Thomas A. Mastrelli, Gerald S. Hobbs, Daniel O'Shea and Charles E. Leonard as directors of the Issuer, in addition to Mr. Harkness currently serving on the Board as a NMR designee, effective as of the Closing Date.

     On December 8, 1999, the Related Persons shown in Item 5 as owning shares of Common Stock purchased such shares from the Issuer in connection with the IPO, pursuant to a directed-shares program, at a price of $17.00 per share.

     The Reporting Persons and VNU USA do not have (and, to the best knowledge of the Reporting Persons, none of the Related Persons has) any present plans or proposals which relate to or would result in any of the actions or events specified in clauses (a) through (i) of the Instructions to Item 4 to Schedule 13D or any action similar to those enumerated in those clauses.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     (a) NMR is the beneficial owner of 18,832,727 shares of Common Stock, constituting approximately 58.7% of the issued and outstanding shares of Common Stock outstanding as of December 21, 1999 based upon information obtained from the Issuer.

     To the best knowledge of the Reporting Persons, the Related Persons are the beneficial owners, in the aggregate, of 9,250 shares of Common Stock, constituting less than 1% of the issued and outstanding shares of Common Stock as of December 21, 1999, as follows:

         Name                                        Number of Shares
         ----                                        ----------------
John A. Dimling                                             3,500
Thomas A. Mastrelli                                             0
Gerald S. Hobbs                                                 0
Thomas W. Young                                                 0
Barry P. Cook                                                 500
Stuart J. Goldshein                                             0
Stephen J. Boatti                                           2,000
Robert A. Lane                                              1,750
Anita M. Rubino                                               750
John A. Loftus                                                750
Piet A.W. Roef                                                  0
Ge van Schaik                                                   0
Peter J. van Dun                                                0
Aad G. Jacobs                                                   0
Frank L.V. Meysman                                              0
Lien M.W.M. Vos-van Gortel                                      0
Joep L. Brentiens                                               0
Rob F. van den Bergh                                            0
Frans J.G.M. Cremers                                            0
Michael M.I. Cohen de Lara                                      0

     (b) NMR directly owns 18,832,727 shares of the Common Stock of the Issuer. VNU may be deemed to share voting and dispositive power with NMR over the 18,832,727 shares of the Common Stock of the Issuer directly held by NMR as a result of VNU's indirect ownership of 100% of the voting securities of NMR.

     Each of the Related Persons who owns shares in the Issuer as described in response to Item 5(a) above has sole voting and dispositive power over the shares of the Common Stock of the Issuer owned by such Related Person.

     (c) Other than as reported in Item 4, there were no transactions in the Common Stock that were effected by any Reporting Person or any Related Person during the past 60 days, except that Thomas W. Young sold 2,000 shares of Common Stock on December 23, 1999 at a net price of $39.75 per share. These shares were purchased on December 8, 1999 at $17.00 per share.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Second Restated Rights Agreement dated as of September 22, 1999 by and among the Issuer, NMR and the other investors set forth therein, which is incorporated by reference herein as Exhibit 5 (the "Rights Agreement"), NMR was granted certain registration rights in respect of the 1,644,378 shares of Common Stock (the "NMR Registrable Shares") issued upon conversion of the above-referenced shares of Series C Preferred Stock and Series D Preferred Stock purchased by NMR. The registration rights granted to NMR (and to certain other investors in the Issuer) consist of two demand registration rights, two S-3 registration rights and certain "piggy back" registration rights in the event of a registration of securities by the Issuer, in each case subject to certain limitations set forth in the Rights Agreement which include, inter alia, that the demand registration rights and the S-3 registration rights may only be initiated by holders of at least 50% of the Registrable Securities (as defined in the Rights Agreement). As of the date hereof, NMR is the holder of less than 50% of the Registrable Securities. The demand registration rights provided for in the Rights Agreement are not exercisable until June 8, 2000. The registration rights granted with respect to the NMR Registrable Shares under the Rights Agreement expire on the earlier to occur of December 8, 2002 and the date on which the NMR Registrable Shares may be sold under Rule 144(k) of the Securities Act of 1933, as amended, or under any successor rule thereto.

     Other than as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there do not exist any other contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

     The following materials are filed as exhibits to this statement of beneficial ownership on Schedule 13D and are either attached hereto or are incorporated by reference to registration statements or periodic reports of the Issuer filed with the Securities and Exchange Commission, as permitted under Rule 12b-32 of the general rules and regulations under the Securities Exchange Act of 1934, as amended.

     1.   Joint Filing Agreement between NMR and VNU dated December 31, 1999;

     2.   Operating Agreement;

     3.   First Warrant;

     4.   Second Warrant;

     5.   Second Restated Rights Agreement dated September 22, 1999;

     6.   Series C Preferred Stock Purchase Agreement dated as of August 5,
          1999;

     7.   Series D Preferred Stock Purchase Agreement dated September 22, 1999;

     8.   Top-Off Agreement;

     9.   Closing Agreement;

     10.  Second Restated Stockholders Agreement dated September 22, 1999; and

     11. Revolving Credit Facility Agreement, dated as of August 15, 1999 among VNU, VNU Ireland, ABN-AMRO Bank N.V., Merrill Lynch International and Merrill Lynch Capital Corporation.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 1999

                                NIELSEN MEDIA RESEARCH, INC.

                                By:  /s/ John A. Dimling
                                   ----------------------------------------
                                     Name:    John A. Dimling
                                     Title:   President and
                                              Chief Executive Officer

                                VNU N.V.

                                By:  /s/ Gerald S. Hobbs
                                   ----------------------------------------
                                     Name:    Gerald S. Hobbs
                                     Title:   Director

                                   SCHEDULE A


1. DIRECTORS AND EXECUTIVE OFFICERS OF NMR - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NIELSEN MEDIA RESEARCH, INC., 299 PARK AVENUE, NEW YORK, NEW YORK 10171 EXCEPT THAT THE BUSINESS ADDRESS OF MESSRS. HOBBS AND MASTRELLI IS C/O VNU USA, INC., 1515 BROADWAY, NEW YORK, NEW YORK 10036.



    Name and Principal Business                                            Present Principal Employment, if
        Address; Citizenship                  Position with NMR                   not Stated at Left
    ---------------------------               -----------------            --------------------------------
John A. Dimling                       President and Chief Executive
                                      Officer; Director

Thomas A. Mastrelli                   Director                            Chief Operating Officer, VNU USA,
                                                                          Inc.

Gerald S. Hobbs                       Director                            Chairman of the Board of
                                                                          Directors and Chief Executive
                                                                          Officer, VNU USA, Inc.

Thomas W. Young                       Executive Vice President and
                                      Chief Financial Officer

Barry P. Cook                         Senior Vice President and Chief
                                      Research Officer

Stuart J. Goldshein                   Vice President and Controller

Stephen J. Boatti                     Senior Vice President, Chief
                                      Legal Officer and Secretary

Robert A. Lane                        Vice President - Finance and
                                      Treasurer

Anita M. Rubino                       Senior Vice President and Chief
                                      Human Resources Officer

John A. Loftus                        Senior Vice President and Chief
                                      Communications Officer


2. DIRECTORS AND EXECUTIVE OFFICERS OF VNU - EXCEPT AS OTHERWISE INDICATED, EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE NETHERLANDS, AND THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O VNU N.V., CEYLONPOORT 5-25, 2037 AA HAARLEM, P.O. BOX 1, 2000MA HAARLEM, THE NETHERLANDS.



    Name and Principal Business                                            Present Principal Employment, if
        Address; Citizenship                  Position with VNU                   not Stated at Left
    ----------------------------              -----------------            --------------------------------
Piet A.W. Roef                        Chairman of the Supervisory Board

Ge van Schaik                         Vice Chairman of the Supervisory
                                      Board

Peter J. van Dun                      Supervisory Director

Aad G. Jacobs                         Supervisory Director

Frank L.V. Meysman                    Supervisory Director                Director   and   Executive    Vice
(citizen of Belgium)                                                      President      of     Sara     Lee
                                                                          Corporation,   Chicago,   Illinois
                                                                          (consumer products)

Lien M.W.M. Vos-van Gortel            Supervisory Director                Member,   Council  of  State  (The
                                                                          Netherlands)

Joep L. Brentjens                     Chairman of the Executive Board
                                      of Directors

Rob F. van den Bergh                  Vice Chairman of the Executive
                                      Board of Directors
Frans J.G.M. Cremers                  Executive Director

Gerald S. Hobbs                       Executive Director
(citizen of USA)

Michael M.I. Cohen de Lara            Secretary to the Board


                                  EXHIBIT INDEX

   EXHIBIT NO.                            TITLE
   -----------                            -----

     1.   Joint Filing Agreement between NMR and VNU dated December 31, 1999

     2. Operating Agreement between the Issuer and NMR dated as of August 15, 1999 (incorporated herein by reference to Exhibit 10.9 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated October 20,
          1999)

     3. Common Stock Purchase Warrant issued to NMR, expiring December 31, 2001 (incorporated herein by reference to Exhibit 10.10 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated October 20, 1999)

     4. Common Stock Purchase Warrant issued to NMR, expiring December 31, 2004 (incorporated herein by reference to Exhibit 10.11 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated October 20, 1999)

     5. Second Restated Rights Agreement dated September 22, 1999 (incorporated herein by reference to Exhibit 4.1 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24,
          1999)

     6. Series C Preferred Stock Purchase Agreement dated as of August 5, 1999 (incorporated herein by reference to Exhibit 10.7 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24,
          1999)

     7. Series D Preferred Stock Purchase Agreement dated as of September 22, 1999 (incorporated herein by reference to Exhibit 10.8 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24,
          1999)

     8. Agreement between the Issuer and NMR dated November 9, 1999 (incorporated herein by reference to Exhibit 4.4 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated November 15,
          1999)

     9.   Closing Agreement between the Issuer and NMR dated December 21, 1999

     10. Second Restated Stockholders Agreement dated September 22, 1999 (incorporated herein by reference to Exhibit 4.2 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24,
          1999)

     11. Revolving Credit Facility Agreement, dated as of August 15, 1999 among VNU, VNU Ireland, ABN-AMRO Bank N.V., Merrill Lynch International and Merrill Lynch Capital Corporation (incorporated herein by reference to
          Exhibit 99(b) to the Schedule 14D-1 filed by Niner Acquisition, Inc., VNU USA, Inc. and VNU N.V. on August 20, 1999 with respect to NMR (File No. 011-12275))